SEC FILE NUMBER 000-21990
CUSIP NUMBER 57667K109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mateon Therapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

701 Gateway Boulevard, Suite 210

Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mateon Therapeutics, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 31, 2018 within the prescribed time period due to the small staff and limited resources at the Company. The Company therefore requires additional time to finalize its Form 10-K for the year ended December 31, 2018.

The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew M. Loar Chief Financial Officer	(650)	635-7000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its net loss for 2018 will be approximately $2.7 million, or $(0.07) per share. The Company further anticipates a reduction in operating expenses of approximately 75% for the year ended December 31, 2018 when compared to the year ended December 31, 2017. Research and development expenses are expected to decrease by approximately 90% in 2018 and general and administrative expenses are expected to decrease by approximately 35%.

As of December 31, 2018, the Company held cash and cash equivalents of approximately $0.6 million, compared to cash, cash equivalents and short-term investments of approximately $1.1 million as of December 31, 2017.

The Company’s expectations regarding the timing of the filing of the Annual Report and significant changes from its statement of operations for the year ended December 31, 2018 compared to its statement of operations for the year ended December 31, 2017 are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual results and events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors’, inability to complete the work required to file its Annual Report in the time frame that is anticipated or unanticipated changes being required in its reported operating results.

Mateon Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 2, 2019	By:	/s/ Matthew M. Loar
Matthew M. Loar Chief Financial Officer